Exhibit 8.1

LIST OF SUBSIDIARIES

Company Name Jurisdiction of Incorporation	Jurisdiction of Incorporation
Essemtec AG	Switzerland

Formatec Holding B.V.	Netherlands

Global Inkjet Systems Ltd.	United Kingdom

Jetted Additively Manufactured Electronics Sources GmbH	Germany

Nano Dimension Australia Pty Ltd.	Australia

Nano Dimension GmbH	Germany

Nano Dimension (HK) Limited	Hong Kong

Nano Dimension Swiss GmbH	Switzerland

Nano Dimension Technologies Ltd.	Israel

Nano Dimension USA Inc.	Delaware

Admatec Europe B.V.	Netherlands

Formatec Technical Ceramics B.V.	Netherlands

Essemtec USA, LLC	Delaware

Essemtec Deutschland GmbH	Germany

Essemtec France SAS	France

Nano Dimension NY Ltd.	New York

Nano Dimension Trading (Shenzhen) Ltd.	China